UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GAIN Capital Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36268W100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 36268W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 658,417

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 658,417

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,417

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 1.35%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36268W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners IV Principals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 23,956

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 23,956

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,956

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0.05%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36268W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,576,911

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,576,911

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,576,911

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 13.51%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36268W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VP New York Venture Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,814,824

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,814,824

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,814,824

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 3.73%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36268W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Associates IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,074,108

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,074,108

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,074,108*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 18.64%

12.	Type of Reporting Person (See Instructions) PN

*Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 36268W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 63,849

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 63,849

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,849

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0.13%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36268W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,137,957

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,137,957

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,957*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 18.77%

12.	Type of Reporting Person (See Instructions) IN

*Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.
	(a)	Name of Issuer GAIN Capital Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 135 US Highway 202/206, Suite 11, Bedminster, New Jersey 07921

Item 2.
(a)

Name of Person Filing
VantagePoint Venture Partners IV, L.P.

VantagePoint Venture Partners IV Principals Fund, L.P.

VantagePoint Venture Partners IV (Q), L.P.

VP New York Venture Partners, L.P.

VantagePoint Venture Associates IV, L.L.C.

VantagePoint Management, Inc.

Alan E. Salzman

	(b)	Address of Principal Business Office or, if none, Residence 1001 Bayhill Drive Suite 300, San Bruno, CA 94066
	(c)	Citizenship United States of America (Except Mr. Alan E. Salzman – Canada)
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 36268W100

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

VantagePoint Venture Partners IV, L.P.: 658,417

VantagePoint Venture Partners IV Principals Fund, L.P.: 23,956

VantagePoint Venture Partners IV (Q), L.P.: 6,576,911

VP New York Venture Partners, L.P.: 1,814,824

VantagePoint Venture Associates IV, L.L.C.*: 9,074,108

VantagePoint Management, Inc.: 63,849

Alan E. Salzman**: 9,137,957

(b)

Percent of class:

VantagePoint Venture Partners IV, L.P.: 1.35%

VantagePoint Venture Partners IV Principals Fund, L.P.: 0.05%

VantagePoint Venture Partners IV (Q), L.P.: 13.51%

VP New York Venture Partners, L.P.: 3.73%

VantagePoint Venture Associates IV, L.L.C.*: 18.64%

VantagePoint Management, Inc.: 0.13%

Alan E. Salzman**: 18.77%

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

VantagePoint Venture Partners IV, L.P.: 0

VantagePoint Venture Partners IV Principals Fund, L.P.: 0

VantagePoint Venture Partners IV (Q), L.P.: 0

VP New York Venture Partners, L.P.: 0

VantagePoint Venture Associates IV, L.L.C.*: 0

VantagePoint Management, Inc.: 0

Alan E. Salzman**: 0

(ii)

Shared power to vote or to direct the vote:

VantagePoint Venture Partners IV, L.P.: 658,417

VantagePoint Venture Partners IV Principals Fund, L.P.: 23,956

VantagePoint Venture Partners IV (Q), L.P.: 6,576,911

VP New York Venture Partners, L.P.: 1,814,824

VantagePoint Venture Associates IV, L.L.C.*: 9,074,108

VantagePoint Management, Inc.: 63,849

Alan E. Salzman**: 9,137,957

(iii)

Sole power to dispose or to direct the disposition of:

VantagePoint Venture Partners IV, L.P.: 0

VantagePoint Venture Partners IV Principals Fund, L.P.: 0

VantagePoint Venture Partners IV (Q), L.P.: 0

VP New York Venture Partners, L.P.: 0

VantagePoint Venture Associates IV, L.L.C.*: 0

VantagePoint Management, Inc.: 0

Alan E. Salzman**: 0

(iv)

Shared power to dispose or to direct the disposition of:

VantagePoint Venture Partners IV, L.P.: 658,417

VantagePoint Venture Partners IV Principals Fund, L.P.: 23,956

VantagePoint Venture Partners IV (Q), L.P.: 6,576,911

VP New York Venture Partners, L.P.: 1,814,824

VantagePoint Venture Associates IV, L.L.C.*: 9,074,108

VantagePoint Management, Inc.: 63,849

Alan E. Salzman**: 9,137,957

*  VantagePoint Venture Associates IV, L.L.C. is the general partner for VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VP New York Venture Partners, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. VantagePoint Venture Associates IV, L.L.C. disclaims beneficial ownership of such shares.

** Mr. Alan Salzman is a Managing Member of VantagePoint Venture Associates IV, L.L.C. and the Chief Executive Officer of VantagePoint Management, Inc.  Mr. Salzman disclaims beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017

VANTAGEPOINT VENTURE PARTNERS IV, L.P.		VP NEW YORK VENTURE PARTNERS, L.P.
By: VantagePoint Venture Associates IV, L.L.C.		By: VantagePoint Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.		VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.
By: VantagePoint Venture Associates IV, L.L.C.,

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.		VANTAGEPOINT MANAGEMENT, INC.
By: VantagePoint Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Chief Executive Officer

/s/ Alan E. Salzman
Alan E. Salzman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of GAIN Capital Holdings, Inc.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  February 14, 2017

VANTAGEPOINT VENTURE PARTNERS IV, L.P.		VP NEW YORK VENTURE PARTNERS, L.P.
By: VantagePoint Venture Associates IV, L.L.C.		By: VantagePoint Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.		VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.
By: VantagePoint Venture Associates IV, L.L.C.,

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.		VANTAGEPOINT MANAGEMENT, INC.
By: VantagePoint Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Chief Executive Officer

/s/ Alan E. Salzman
Alan E. Salzman